Exhibit 4.5

5445 NE Dawson Creek Drive
Hillsboro, OR 97124
NOTICE OF STOCK OPTION GRANT
Recipient:
ID:
Congratulations! You have been awarded a non-qualified Option grant by the Board of Directors of RadiSys Corporation (the “Company”), to purchase Shares of Common Stock of the Company, subject to the terms and conditions of the 2007 Stock Plan (the “Plan”) and this Option Notice, as outlined below:
A copy of the Plan and the Plan Prospectus, which contain important terms and conditions, can be accessed from http://radisphere.radisys.com under Human Resources/Compensation/Stock Plans/Plan Document and Prospectus. If you’d like a hard copy of the documents, please contact Kim Moore at 503-615-1744 or via email kim.moore@radisys.com. To obtain a copy of the most recent RadiSys Annual Report, go to www.radisys.com under Investors/Annual Reports. By accepting this Option grant and exercising any portion of your Option, you agree to comply with all the terms of the Plan and this notification.
The Plan is discretionary in nature and may be amended, cancelled, or terminated at any time. The grant of Options is a one-time benefit offered solely to employees of the Company or one of its subsidiaries, and does not create any contractual or other right to receive a grant of Options or benefits in lieu of Options in the future.
Your Option may not be assigned, sold, encumbered, or in any way transferred or alienated. Repricing of this Option is permitted only by consent of stockholders. However, the exercise price will in no circumstance be reduced to less than the Fair Market Value per share on the date of grant.
Options covered by this Grant Notice may have certain tax consequences at the time of exercise. You are encouraged to obtain independent tax advice before exercising any Options.
Vesting and the duration of your Option are both subject to your continual employment with the Company or any of its subsidiaries. Vesting will stop and your Options will automatically expire three months after termination of your employment with the Company or any of its subsidiaries. Your Option is not transferable, does not imply any right to continued employment and may be exercised only by you.

E*TRADE
Your stock option grant details have been posted on-line at www.etrade.com/stockplans. Your “stock plan” account will allow you to view your current balance of vested/unvested stock options, exercise vested options and initiate a variety of other stock option management services.
Kim Moore is RadiSys’ Stock Plan Administrator. Please contact her at 503-615-1744 or via email kim.moore@radisys.com if you have any questions or concerns regarding the accuracy of Option data listed on-line, received Option grant documents, the process for exercising Options and/or terms and conditions of the Plan.